FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter reporting the decease of Mr. Juan Ignacio Gimenez Echeverria, Vicepresident of BBVA Banco Frances S.A.

TRANSLATION FROM SPANISH

January 16, 2006

•	BOLSA DE COMERCIO DE BUENOS AIRES

•	[BUENOS AIRES STOCK EXCHANGE]

•	COMISIÓN NACIONAL DE VALORES

•	[ARGENTINE SECURITIES COMMISSION]

•	MERCADO ABIERTO ELECTRÓNICO

•	[OPEN ELECTRONIC MARKET]

Ref:	Vicepresident of BBVA Banco Francés S.A. Mr. Juan Ignacio Giménez Echeverría – decease

The purpose of this letter is to report the decease of the Vicepresident of BBVA Banco Francés S.A., Mr. Juan Ignacio Giménez Echeverría, which occurred in Spain on December 27 of the past year.

Sincerely,

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 17, 2006	By:	/s/ Marcelo G. Canestri
Name: Marcelo G.Canestri
Title: Chief Financial Officer